Exhibit 99.1

CONTACT:	Investor Relations	aminvestorrelations@aeromexico.com
	Corporate Communications	amcomunicacioncorporativa@aeromexico.com

U.S. Court of Appeals Grants Stay Requested by Aeroméxico and Delta

Mexico City, November 12, 2025 - Grupo Aeroméxico, S.A.B. de C.V. (“Aeroméxico”) (NYSE: AERO) announces that, on November 12, 2025, the United States Court of Appeals for the Eleventh Circuit (“Eleventh Circuit”) granted the stay jointly requested by Aeroméxico and Delta Air Lines, Inc. (“Delta”) relating to the final order, issued by the U.S. Department of Transportation (“DOT”) on September 15, 2025, terminating the antitrust immunity and withdrawing the approval it had previously granted to the Joint Cooperation Agreement between Aeroméxico and Delta. The termination would have become effective on January 1, 2026.

With this decision of the Eleventh Circuit, the effectiveness of the DOT’s Final Order is stayed pending the resolution of the judicial review.

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